FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 3, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

AGRICULTURAL OPERATIONS ESTIMATES CROP 2019/2020

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), leader in Brazil in the acquisition, development and sale of rural properties with high potential for appreciation, informs its shareholders and the market in general its update on estimates of the agricultural operations for the 2019/2020 harvest year.

Planted area per culture (hectare)

Culture	Crop 18/19 realized	Crop 19/20 estimated	Crop 19/20 Participation	Change
Grains	66,899	78,985	52.3%	18.1%
Soybean	51,843	54,173	35.8%	4.5%
Corn (1st and 2nd crop)	15,056	24,812	16.4%	64.8%
Sugarcane	31,832	30,101	19.9%	-5.4%
Pasture	17,771	16,806	11.1%	-5.4%
Cotton	1,580	1,713	1.1%	8.4%
Others	16,869	23,561	15.6%	39.7%
Total	134,951	151,166	100.0%	12.0%

This quarter, we added 12,784 hectares to the production area due to the addition of Parceria VII Farm and to the merger of the Rio do Meio Farm area, which is currently leased. We also made some adjustments in the planted area mix of cultures compared to the initial estimate considering the good sugarcane results and the climate conditions that affected our soybean planting based on the ideal planting period.

Productivity per culture (tons)

Grains and Cotton	Crop 18/19 realized	Crop 19/20 estimated	Change	Crop 19/20 forecasted	Change
Soybean	154,474	158,606	2.7%	165,312	4.2%
Corn - 1st crop	15,761	29,826	89.2%	51,245	71.8%
Corn - 2nd crop	58,377	101,470	73.8%	93,879	-7.5%
Cotton	4,875	8,152	67.2%	6,934	-14.9%
Total	233,487	298,054	27.7%	317,370	6.5%

Cattle raising	Crop 18/19 realized	Crop 19/20 estimated	Change	Crop 19/20 realized (up to Dec/31)	Change
Hectares	13,351	13,721	2.8%	13,721	0.0%
Number of heads	20,865	21,456	2.8%	20,735	-3.4%
Meat production (kg)	2,803,685	3,048,511	8.7%	1,069,277	-64.9%
Weight gain per day (kg)	0.53	0.47	-12.3%	0.40	-14.0%
Weight gain per hectare (kg)	210.00	222.18	5.8%	77.93	-64.9%

We expect to increase soybean production by 4.2%, corn production by 69.4% and reduce second corn crop production by 7.5% in comparison with the initial estimate disclosed last quarter. The decisions that led to such changes stemmed from the revaluation carried out based on harvest progress and climate conditions. As of the date of this earnings release, we had already begun harvesting soybean and finished planting corn; second corn crop planting is expected to be finished in February.

We project a loss of 14.9% in cotton production in relation to the initial estimate, as climate conditions in Bahia were unfavorable during the crop growth cycle of the harvest.

We estimate a lower weight gain per day for the 2019/2020 harvest due to changes in management strategies in each farm to improve the margin of this activity.

Sugarcane	Crop 2018 estimated (Apr 1st to Nov 30th) (A)	Crop 2018 Realized (Apr 1st to Nov 30th) (B)	Crop 2019 estimated (Apr 1st to Nov 30th) (C)	Change B/A	Change C/B
Tons harvested	2,164,999	2,171,920	2,160,539	0.3%	-0.5%
Hectares harvested	26,510	26,075	27,442	-1.6%	5.2%
TCH - Harvest tons per hectares	81.67	83.30	78.73	2.0%	-5.5%

In December, we finished harvesting sugarcane. We harvested 2.2 million tons of sugarcane, registering a TCH (harvest tons per hectare) of 83.3. In 2020 Crop we expect to produce 2.2 million tons of sugarcane.

It is noteworthy that the estimates are hypothetical data and do not constitute a promise of performance.

São Paulo, February 3, 2020.

Gustavo Javier Lopez

CAO & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer